Exhibit 3.136
State of Delaware
Secretary of State
Division of Corporations
Delivered 08:53 PM 06/08/2006
FILED 08:22 PM 06/08/2006
SRV 060557762 — 4172270 FILE
CERTIFICATE OF FORMATION
OF
ALLIED WASTE TRANSFER SERVICES OF RHODE ISLAND, LLC
1.	The name of the limited liability company is;

Allied Waste Transfer Services of Rhode Island, LLC

2.	The limited liability company is to be managed by its members.

3.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Allied Waste Transfer Services of Rhode Island, LLC this 8th day of June, 2006.

BROWNING-FERRIS INDUSTRIES, LLC a Delaware limited liability company Sole Member
By:	/s/ Jo Lynn White
Jo Lynn White
Secretary